                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12b-25

                                                 Commission File Number  0-23832
                                                                         -------

                          NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K   [  ] Form 11-K  [  ] Form 20-F  [  ] Form 10-Q
[  ] Form N-SAR

For Period Ended:    For the Fiscal Year ended April 2, 1999
                     ---------------------------------------

[  ] Transition Report on Form 10-K  [  ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR [ ] Transition Report on Form 11-K

For the Transition Period Ended:  ___________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________

                        Part I.  Registrant Information

Full name of registrant:    PSS World Medical, Inc.
                            -----------------------
Former name if applicable:  Physician Sales & Service, Inc.
                            -------------------------------
Address of principal executive office (Street and number):
               4345 Southpoint Boulevard
               -------------------------
City, State and Zip Code:   Jacksonville, Florida 32216
                            ---------------------------

                       Part II.  Rule 12b-25 (b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)  The accountant's statement or other exhibit required by Rule 12(b)-
       25(c) has been attached if applicable.

                            Part III.  Narrative

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

          On September 24, 1998, PSS World Medical, Inc. ("PSS") filed a Registration Statement on Form S-3 (the "Registration Statement") with the Securities and Exchange Commission (the "Commission"). PSS filed Amendment No. 1 to the Registration Statement on January 8, 1999. The Commission has provided comments on the Registration Statement and Amendment No. 1. Since such date, PSS and the Commission have been in a comment and response period. PSS received what it believes to be a final comment letter on June 30, 1999. Based on this final letter, PSS is only now in a position to finalize its Form 10-K. As a result of these factors, PSS has incurred a delay in compiling the information required to be included in its Form 10-K. PSS could not eliminate the factors stated above without unreasonable effort and expense.


                          Part IV.  Other Information

     (1) Name and telephone number of person to contact in regard to this notification

   David A. Smith (Chief Financial Officer)            (904) 332-3000
   ----------------------------------------   ---------------------------------
           (Name)                               (Area code)  (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X]  Yes  [   ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X]   Yes  [  ]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            PSS World Medical, Inc.
                            -----------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   July 2, 1999      By:    /s/ David A. Smith
                                 ------------------
                                     David A. Smith
                                     Executive Vice President and Chief
                                     Financial Officer

     In response to Part IV, Item 3, the significant change will be due to a restatement by PSS of its financial statements for fiscal years 1997 and 1998, as well as the first three quarters of fiscal year 1999 in response to comments of the Securities and Exchange Commission. A reasonable estimate of the results cannot currently be made because PSS has not had sufficient time to finalize the restated financial statements since its most recent comment letter from the
Commission.   PSS is currently preparing such restatement and will quantify its results as soon as possible and release such results during its upcoming earnings announcements.

                                      -3-